LINUX GOLD CORP.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

September 27, 2005

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Form 20-F for the Fiscal Year Ended February 28, 2005
Filed August 29, 2005
File No. 0-30084

Dear Mr. Schwall:

This letter responds to your letter dated September 16, 2005 with respect to your review of the Company’s annual report on Form 20-F. We are continuing to work on providing you with a response to each of your comments, and an amended 20-F. Your letter stated that you required our response within 10 days of your letter. However, our response will require some additional time to prepare and we ask that you allow us to provide our letter and amended 20-F by mid-October.

I would appreciate it if you would please contact our legal assistant, Suzanne Foster at 604-828-2570 if you have any questions.

Very truly yours,

LINUX GOLD CORP.

/s/ John Robertson
John Robertson
President

cc:	April Sifford, SEC
Gary Newberry, SEC